UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 18, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated April 16, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the audited Financial Results of the HDFC Bank Limited for the quarter and year ended March 31, 2022.

April 16, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Audited Financial Results of the Bank for the quarter and year ended March 31, 2022

We enclose herewith the Audited Financial Results for the last quarter and year ended March 31, 2022, along with the consolidated results for the year ended March 31, 2022, duly approved by the Board of Directors at its meeting held today. The press release in this regard is also enclosed.

The Joint Statutory Auditors of the Bank, M/s MSKA & Associates, Chartered Accountants, and M/s M M Nissim & Co. LLP, Chartered Accountants, have issued the Audit Report on the Standalone and Consolidated financial results for the quarter and year ended March 31, 2022 with unmodified opinion.

This is for your information and records.

Yours truly,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

Encl: a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2022

		(₹ in lac)
	Particulars	Quarter ended			Year ended
		31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3344872	3246805	3042359	12775311	12085823
	a) Interest / discount on advances / bills	2590886	2489549	2381163	9851202	9483454
	b) Income on investments	657653	652582	616633	2604613	2321427
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	69545	86319	31487	255237	234125
	d) Others	26788	18355	13076	64259	46817
2	Other income	763706	818355	759391	2950990	2520489
3	Total Income (1)+(2)	4108578	4065160	3801750	15726301	14606312
4	Interest Expended	1457598	1402457	1330344	5574354	5597866
5	Operating Expenses (i)+(ii)	1015279	985108	918129	3744219	3272262
	i) Employees cost	314464	315442	267885	1203169	1036479
	ii) Other operating expenses	700815	669666	650244	2541050	2235783
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2472877	2387565	2248473	9318573	8870128
7	Operating Profit before Provisions and Contingencies (3)-(6)	1635701	1677595	1553277	6407728	5736184
8	Provisions (other than tax) and Contingencies	331235	299398	469370	1506183	1570285
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1304466	1378197	1083907	4901545	4165899
11	Tax Expense	298948	343977	265256	1205412	1054246
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1005518	1034220	818651	3696133	3111653
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	1005518	1034220	818651	3696133	3111653
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55455	55424	55128	55455	55128
16	Reserves excluding revaluation reserves				23953838	20316953
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.9%	19.5%	18.8%	18.9%	18.8%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	18.1	18.7	14.9	66.8	56.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	18.0	18.5	14.7	66.3	56.3
	(iv) NPA Ratios:
	(a) Gross NPAs	1614096	1601355	1508600	1614096	1508600
	(b) Net NPAs	440768	467677	455482	440768	455482
	(c) % of Gross NPAs to Gross Advances	1.17%	1.26%	1.32%	1.17%	1.32%
	(d) % of Net NPAs to Net Advances	0.32%	0.37%	0.40%	0.32%	0.40%
	(v) Return on assets (average) - not annualized	0.52%	0.56%	0.50%	2.03%	1.97%
	(vi) Net worth	23361381	22339400	19860103	23361381	19860103
	(vii) Outstanding redeemable preference shares	—	—	—	—	—
	(viii) Capital redemption reserve	—	—	—	—	—
	(ix) Debt-equity ratio	0.33	0.25	0.30	0.33	0.30
	(x) Total debts to total assets	8.93%	9.82%	7.76%	8.93%	7.76%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
Particulars		Quarter ended			Year ended
		31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited
1	Segment Revenue
a)	Treasury	789877	919160	803574	3438512	3233767
b)	Retail Banking	3074825	2925294	2761274	11518991	11021021
c)	Wholesale Banking	1768754	1872577	1472812	6648293	5715430
d)	Other Banking Operations	553595	567252	554367	2149621	1993753
e)	Unallocated	(1218)	—	3082	(1218)	3082
	Total	6185833	6284283	5595109	23754199	21967053
	Less: Inter Segment Revenue	2077255	2219123	1793359	8027898	7360741

	Income from Operations	4108578	4065160	3801750	15726301	14606312

2	Segment Results
a)	Treasury	138376	253105	243236	893951	903050
b)	Retail Banking	409644	195926	419239	922324	1057480
c)	Wholesale Banking	615697	772611	446455	2505301	1743754
d)	Other Banking Operations	168845	204935	11539	738648	620714
e)	Unallocated	(28096)	(48380)	(36562)	(158679)	(159099)

	Total Profit Before Tax	1304466	1378197	1083907	4901545	4165899

3	Segment Assets
a)	Treasury	55176734	53754643	51964174	55176734	51964174
b)	Retail Banking	61946820	58577297	52199722	61946820	52199722
c)	Wholesale Banking	80813661	72959133	62873157	80813661	62873157
d)	Other Banking Operations	7659109	7356677	6711608	7659109	6711608
e)	Unallocated	1257183	1180845	938391	1257183	938391

	Total	206853507	193828595	174687052	206853507	174687052

4	Segment Liabilities
a)	Treasury	7727363	13237969	7627660	7727363	7627660
b)	Retail Banking	129233974	122096409	109621782	129233974	109621782
c)	Wholesale Banking	41382531	31759407	33811531	41382531	33811531
d)	Other Banking Operations	599476	631229	585765	599476	585765
e)	Unallocated	3900870	3139624	2668233	3900870	2668233

	Total	182844214	170864638	154314971	182844214	154314971

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	47449371	40516674	44336514	47449371	44336514
b)	Retail Banking	(67287154)	(63519112)	(57422060)	(67287154)	(57422060)
c)	Wholesale Banking	39431130	41199726	29061626	39431130	29061626
d)	Other Banking Operations	7059633	6725448	6125843	7059633	6125843
e)	Unallocated	(2643687)	(1958779)	(1729842)	(2643687)	(1729842)

	Total	24009293	22963957	20372081	24009293	20372081

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 31.03.2022	As at 31.03.2021
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55455	55128
Reserves and Surplus	23953838	20316953
Deposits	155921744	133506022
Borrowings	18481721	13548733
Other Liabilities and Provisions	8440749	7260216

Total	206853507	174687052

ASSETS
Cash and Balances with Reserve Bank of India	12999564	9734073
Balances with Banks and Money at Call and Short notice	2233130	2212966
Investments	45553570	44372829
Advances	136882093	113283663
Fixed Assets	608368	490932
Other Assets	8576782	4592589

Total	206853507	174687052

2	Statement of Cash flow is given below:

	(₹ in lac)
Particulars	Year ended
	31.03.2022	31.03.2021
	Audited	Audited
Cash flows from operating activities:
Profit before income tax	4901545	4165899
Adjustments for:
Depreciation on fixed assets	159980	130241
(Profit) / loss on revaluation of investments	(154640)	148532
Amortisation of premium on held to maturity investments	82132	76547
(Profit) / loss on sale of fixed assets	334	(154)
Provision / charge for non performing assets	1063348	1164997
Provision for standard assets and contingencies	495697	426948
Dividend from subsidiaries	(83090)	(48304)
Employee Stock Options Expense	32597	—

	6497903	6064706

Adjustments for:
Increase in investments	(1219517)	(5254061)
Increase in advances	(24663890)	(15092464)
Increase in deposits	22415722	18755793
(Increase) / decrease in other assets	(3802358)	1001828
Increase / (decrease) in other liabilities and provisions	751796	(67565)

	(20344)	5408237

Direct taxes paid (net of refunds)	(1400526)	(1258757)

Net cash flow (used in) / from operating activities	(1420870)	4149480

Cash flows from investing activities:
Purchase of fixed assets	(214079)	(161738)
Proceeds from sale of fixed assets	1830	1416
Dividend from subsidiaries	83090	48304

Net cash flow used in investing activities	(129159)	(112018)

Cash flows from financing activities:
Proceeds from issue of share capital, net of issue expenses	260976	176010
Proceeds from issue of Additional Tier I capital bonds	816275	—
Redemption of Tier II capital bonds	(365000)	(110500)
Net proceeds / (repayments) in other borrowings	4466163	(803621)
Dividend paid during the period	(359240)	—

Net cash flow from / (used in) financing activities	4819174	(738111)

Effect of exchange fluctuation on translation reserve	16510	(14184)

Net increase in cash and cash equivalents	3285655	3285167

Cash and cash equivalents as at April 1st	11947039	8661872
Cash and cash equivalents as at the year end	15232694	11947039

3

The above financial results have been approved by the Board of Directors at its meeting held on April 16, 2022. The financial results for the quarter and year ended March 31, 2022 have been subjected to an audit by the statutory auditors (M S K A & Associates, Chartered Accountants and M M Nissim & Co LLP, Chartered Accountants) of the Bank. The financial results for the quarter and year ended March 31, 2021 were audited by M S K A & Associates, Chartered Accountants.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2021 except for its stock based employee compensation plans. The RBI, vide its clarification dated August 30, 2021 on Guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function Staff, advised Banks that the fair value of share-linked instruments on the date of grant should be recognised as an expense for all instruments granted after the accounting period ending March 31, 2021. Accordingly, the Bank has changed its accounting policy from the intrinsic value method to the fair value method for all employee stock options granted after March 31, 2021. The fair value is estimated on the date of grant using Black-Scholes model and is recognised as compensation expense over the vesting period. As a result, ‘Employees cost’ for the quarter and year ended March 31, 2022 is higher by ₹ 117.98 crore and ₹ 325.97 crore respectively with a consequent reduction in profit after tax by the said amount.

5

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

6

The Board of Directors at their meeting held on March 28, 2022, accorded approval for adoption of Employee Stock Incentive Plan 2022 of the Bank (“the Stock Incentive Plan 2022”), which is in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. A maximum of 10 crore Restricted Stock Units (RSUs) may be offered at par under the Stock Incentive Plan 2022, which shall entitle the RSU holder 1 (one) fully paid-up equity share of face value of ₹ 1/- each against each RSU exercised, subject to approval of the shareholders of the Bank.

7

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, into and with Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited, and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. The Scheme is subject to the receipt of requisite approvals from statutory and regulatory authorities, and the respective shareholders and creditors, under applicable law.

As per the scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the scheme. Upon the scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date. The equity shares held by HDFC Limited in the Bank will be extinguished as per the scheme.

8

During the quarter and year ended March 31, 2022, the Bank has allotted 31,41,500 and 3,27,64,494 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

9

During the year ended March 31, 2022, the Bank has raised Basel III compliant Additional Tier 1 (AT1) Notes of U.S.$ 1 billion (equivalent ₹ 7,423.75 crore) and Basel III compliant AT1 Bonds of ₹ 739.00 crore.

10

The outbreak of the COVID-19 pandemic had led to a nation-wide lockdown in April-May 2020. This was followed by localised lockdowns in areas with a significant number of COVID-19 cases. Following the easing of lockdown measures, there was an improvement in economic activity in the second half of fiscal 2021. Since then India experienced two waves of the COVID-19 pandemic following the discovery of mutant coronavirus variants, leading to the reimposition of regional lockdowns which were subsequently lifted.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The disruptions following the outbreak, impacted loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts resulting in increase in customer defaults and consequent increase in provisions there against.

India is emerging from the COVID-19 pandemic. The extent to which any new wave of COVID-19 will impact the bank’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

11

Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2022 are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous half-year i.e September 30, 2021 (A)*	Of (A), aggregate debt that slipped into NPA during the half-year ended March 31, 2022	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year**	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this half-year i.e March 31, 2022^
Personal Loans	11588.80	1594.28	620.09	212.96	9781.56
Corporate persons	1834.34	128.64	1.61	193.29	1512.41
Of which, MSMEs	159.92	5.71	0.58	0.03	154.18
Others	2457.43	303.17	21.97	58.19	2096.07

Total	15880.57	2026.09	643.67	464.44	13390.04

*	Includes restructuring done in respect of requests received as of September 30, 2021 processed subsequently.

#	Represents debt that slipped into NPA and was subsequently written off during the half-year ended March 31, 2022.

**	Amount paid by the borrower during the half year is net of additions in the borrower account including additions due to interest capitalisation.

^	Excludes other facilities to the borrowers aggregating to ₹ 2,307.65 crore which have not been restructured.

12	Details of loans transferred / acquired during the quarter ended March 31, 2022 under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i) The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account) and loan not in default.

(ii) Details of loans not in default acquired through assignment are given below:

Particulars	Value
Aggregate amount of loans acquired (₹ in crore)	8,132.54
Weighted average residual maturity (in years)	15.05
Weighted average holding period by originator (in years)	1.54
Retention of beneficial economic interest by the originator	10%
Tangible security coverage	100%

The loans acquired are not rated as these are to non-corporate borrowers.

(iii) The Bank has not acquired any stressed loan.

13

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

14

Other operating expenses include commission paid to sales agents of ₹ 1,165.19 crore (previous period: ₹ 864.27 crore) and ₹ 3,718.81 crore (previous year: ₹ 2,611.72 crore) for the quarter and year ended March 31, 2022 respectively.

15	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

16	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : April 16, 2022	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2022

		(₹ in lac)
		Quarter ended			Year ended
	Particulars	31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3557419	3458802	3260692	13593641	12855240
	a) Interest / discount on advances / bills	2794295	2690770	2589859	10629534	10229913
	b) Income on investments	651223	647468	618183	2590706	2321162
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	71725	88446	33169	263078	241430
	d) Others	40176	32118	19481	110323	62735
2	Other Income	838626	877694	830257	3175899	2733288
3	Total Income (1)+(2)	4396045	4336496	4090949	16769540	15588528
4	Interest Expended	1522653	1472402	1408324	5858433	5924759
5	Operating Expenses (i)+(ii)	1101352	1060711	980792	4031243	3500126
	i) Employees cost	420063	412123	357054	1589703	1367667
	ii) Other operating expenses	681289	648588	623738	2441540	2132459
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2624005	2533113	2389116	9889676	9424885
7	Operating Profit before Provisions and Contingencies (3)-(6)	1772040	1803383	1701833	6879864	6163643
8	Provisions (Other than tax) and Contingencies	403055	381570	575260	1792525	1884029
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1368985	1421813	1126573	5087339	4279614
11	Tax Expense	321496	360236	282140	1272249	1093937
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1047489	1061577	844433	3815090	3185677
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Consolidated Net Profit / (Loss) for the period before minorities’ interest (12)-(13)	1047489	1061577	844433	3815090	3185677
15	Less: Minorities’ Interest	3188	2431	1055	9815	2356
16	Consolidated Net Profit / (Loss) for the period attributable to the group (14)-(15)	1044301	1059146	843378	3805275	3183321
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55455	55424	55128	55455	55128
18	Reserves excluding revaluation reserves				24677162	20925890
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	18.8	19.1	15.3	68.8	57.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	18.7	19.0	15.2	68.3	57.6

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Year ended
		31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
Particulars		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited
1	Segment Revenue
a)	Treasury	789877	919160	803574	3438512	3233767
b)	Retail Banking	3074825	2925294	2761274	11518991	11021021
c)	Wholesale Banking	1768754	1872577	1472812	6648293	5715430
d)	Other Banking Operations	841062	838588	843566	3192860	2975969
e)	Unallocated	(1218)	—	3082	(1218)	3082
	Total	6473300	6555619	5884308	24797438	22949269
	Less: Inter Segment Revenue	2077255	2219123	1793359	8027898	7360741

	Income from Operations	4396045	4336496	4090949	16769540	15588528

2	Segment Results
a)	Treasury	138376	253105	243236	893951	903050
b)	Retail Banking	409644	195926	419239	922324	1057480
c)	Wholesale Banking	615697	772611	446455	2505301	1743754
d)	Other Banking Operations	233364	248551	54205	924442	734429
e)	Unallocated	(28096)	(48380)	(36562)	(158679)	(159099)

	Total Profit Before Tax and Minority Interest	1368985	1421813	1126573	5087339	4279614

3	Segment Assets
a)	Treasury	55176734	53754643	51964174	55176734	51964174
b)	Retail Banking	61946820	58577297	52199722	61946820	52199722
c)	Wholesale Banking	80813661	72959133	62873157	80813661	62873157
d)	Other Banking Operations	13099032	12555118	11975219	13099032	11975219
e)	Unallocated	1257183	1180845	938391	1257183	938391

	Total	212293430	199027036	179950663	212293430	179950663

4	Segment Liabilities
a)	Treasury	7727363	13237969	7627660	7727363	7627660
b)	Retail Banking	129233974	122096409	109621782	129233974	109621782
c)	Wholesale Banking	41382531	31759407	33811531	41382531	33811531
d)	Other Banking Operations	5244034	5080298	5177164	5244034	5177164
e)	Unallocated	3900870	3139624	2668232	3900870	2668232

	Total	187488772	175313707	158906369	187488772	158906369

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	47449371	40516674	44336514	47449371	44336514
b)	Retail Banking	(67287154)	(63519112)	(57422060)	(67287154)	(57422060)
c)	Wholesale Banking	39431130	41199726	29061626	39431130	29061626
d)	Other Banking Operations	7854998	7474820	6798055	7854998	6798055
e)	Unallocated	(2643687)	(1958779)	(1729841)	(2643687)	(1729841)

	Total	24804658	23713329	21044294	24804658	21044294

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 31.03.2022	As at 31.03.2021
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55455	55128
Reserves and Surplus	24677162	20925890
Minority Interest	72041	63276
Deposits	155800303	133372087
Borrowings	22696650	17769675
Other Liabilities and Provisions	8991819	7764607

Total	212293430	179950663

ASSETS
Cash and balances with Reserve Bank of India	13003071	9737035
Balances with Banks and Money at Call and Short notice	2535502	2390216
Investments	44926386	43882311
Advances	142094228	118528352
Fixed Assets	628328	509956
Other Assets	9091036	4887914
Goodwill on Consolidation	14879	14879

Total	212293430	179950663

2	Consolidated Statement of Cash flow is given below:

	(₹ in lac)
	Year ended
	31.03.2022	31.03.2021
Particulars	Audited	Audited
Cash flows from operating activities:
Consolidated profit before income tax	5077524	4277258
Adjustment for:
Depreciation on fixed assets	168073	138501
(Profit) / loss on revaluation of investments	(154640)	148532
Amortisation of premium on held to maturity investments	82132	76547
(Profit) / loss on sale of fixed assets	325	29
Provision / charge for non performing assets	1328695	1392701
Provision for standard assets and contingencies	541821	528307
Employee Stock Options Expense	34124	—

	7078054	6561875

Adjustments for:
Increase in investments	(1084922)	(5015664)
Increase in advances	(24894613)	(15568107)
Increase in deposits	22428215	18751374
(Increase) / decrease in other assets	(4004470)	830768
Increase / (decrease) in other liabilities and provisions	765595	(10455)

	287859	5549791

Direct taxes paid (net of refunds)	(1483816)	(1302145)

Net cash flow (used in) / from operating activities	(1195957)	4247646

Cash flows from investing activities:
Purchase of fixed assets	(223624)	(169615)
Proceeds from sale of fixed assets	1991	1528

Net cash flow used in investing activities	(221633)	(168087)

Cash flows from financing activities:
Increase in minority interest	13583	5612
Proceeds from issue of share capital, net of issue expenses	260976	176010
Proceeds from issue of Additional Tier I and Tier II capital bonds	831275	35650
Redemption of Tier II capital bonds	(365000)	(110500)
Net proceeds / (repayments) in other borrowings	4430808	(838907)
Dividend paid during the period	(359240)	—

Net cash flow from / (used in) financing activities	4812402	(732135)

Effect of exchange fluctuation on translation reserve	16510	(14183)

Net increase in cash and cash equivalents	3411322	3333241

Cash and cash equivalents as at April 1st	12127251	8794010
Cash and cash equivalents as at the year end	15538573	12127251

3

The above financial results represent the consolidated financial results of HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on April 16, 2022. The financial results for the quarter and year ended March 31, 2022 have been subjected to an audit by the statutory auditors (M S K A & Associates, Chartered Accountants and M M Nissim & Co LLP, Chartered Accountants) of the Bank. The financial results for the quarter and year ended March 31, 2021 were audited by M S K A & Associates, Chartered Accountants.

4

The Group has applied its significant accounting policies in the preparation of the consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2021 except for its stock based employee compensation plans. The RBI, vide its clarification dated August 30, 2021 on Guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function Staff, advised Banks that the fair value of share-linked instruments on the date of grant should be recognised as an expense for all instruments granted after the accounting period ending March 31, 2021. Accordingly, the Group has changed its accounting policy from the intrinsic value method to the fair value method for all employee stock options granted after March 31, 2021. The fair value is estimated on the date of grant using Black-Scholes model and is recognised as compensation expense over the vesting period. As a result, ‘Employees cost’ for the quarter and year ended March 31, 2022 is higher by ₹ 128.66 crore and ₹ 341.24 crore respectively with a consequent reduction in profit after tax by the said amount.

5

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

6

The outbreak of the COVID-19 pandemic had led to a nation-wide lockdown in April-May 2020. This was followed by localised lockdowns in areas with a significant number of COVID-19 cases. Following the easing of lockdown measures, there was an improvement in economic activity in the second half of fiscal 2021. Since then India experienced two waves of the COVID-19 pandemic following the discovery of mutant coronavirus variants, leading to the reimposition of regional lockdowns which were subsequently lifted.

The impact of COVID-19, including changes in customer behaviour and pandemic fears, as well as restrictions on business and individual activities, led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The disruptions following the outbreak, impacted loan originations, the sale of third party products, the use of credit and debit cards by customers and the efficiency in collection efforts resulting in increase in customer defaults and consequent increase in provisions there against.

India is emerging from the COVID-19 pandemic. The extent to which any new wave of COVID-19 will impact the Group’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

7

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and Net Stable Funding Ratio (NSFR) under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

8	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

9	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : April 16, 2022	Managing Director

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND YEAR ENDED MARCH 31, 2022

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and year ended March 31, 2022, at its meeting held in Mumbai on Saturday, April 16, 2022. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2022

The Bank’s net revenues (net interest income plus other income) increased by 7.3% to ₹ 26,509.8 crore for the quarter ended March 31, 2022 from ₹ 24,714.1 crore for the quarter ended March 31, 2021. Net Revenues, excluding trading income, grew by 10.4% to ₹ 26,550.2 crore for the quarter ended March 31, 2022 from ₹ 24,059.0 crore for the quarter ended March 31, 2021.

Net interest income (interest earned less interest expended) for the quarter ended March 31, 2022 grew by 10.2% to ₹ 18,872.7 crore from ₹ 17,120.2 crore for the quarter ended March 31, 2021. Advances were up 20.8%, with the growth coming across products and segments. Core net interest margin was at 4.0% on total assets, and 4.2% based on interest earning assets. We continued to add new liability relationships at a robust pace of 2.4 million during the quarter. Liquidity coverage ratio was healthy at 112%, well above the regulatory requirement.

Other income (non-interest revenue) at ₹ 7,637.1 crore was 28.8% of net revenues for the quarter ended March 31, 2022 as against ₹ 7,593.9 crore in the corresponding quarter of the previous year. Other income, excluding trading income, grew by 10.6% over the quarter ended March 31, 2021. The four components of other income for the quarter ended March 31, 2022 were fees & commissions of ₹ 5,630.3 crore (₹ 5,023.3 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 892.5 crore (₹ 879.3 crore in the corresponding quarter of the previous year), loss on sale / revaluation of investments of ₹ 40.3 crore (gain of ₹ 655.1 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 1,154.7 crore (₹ 1,036.2 crore in the corresponding quarter of the previous year).

The bank added 563 branches and 7,167 employees during the quarter and 734 branches and 21,486 employees during the year. This, and other investments made during the year, will position the bank to capitalise on the growth opportunity. Operating expenses for the quarter ended March 31, 2022 were ₹ 10,152.8 crore, an increase of 10.6% over ₹ 9,181.3 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 38.3%.

Pre-provision Operating Profit (PPOP) was at ₹ 16,357.0 crore. PPOP, excluding trading income, grew by 10.2% over the quarter ended March 31, 2021.

Provisions and contingencies for the quarter ended March 31, 2022 were ₹ 3,312.4 crore (consisting of specific loan loss provisions of ₹ 1,778.2 crore and general and other provisions of ₹ 1,534.2 crore) as against total provisions of ₹ 4,693.7 crore for the quarter ended March 31, 2021. Total provisions for the current quarter included contingent provisions of approximately ₹ 1,000 crore.

The total credit cost ratio was at 0.96%, as compared to 0.94% for the quarter ending December 31, 2021 and 1.64% for the quarter ending March 31, 2021.

Profit before tax (PBT) for the quarter ended March 31, 2022 at ₹ 13,044.7 crore grew by 20.3% over corresponding quarter of the previous year. After providing ₹ 2,989.5 crore for taxation, the Bank earned a net profit of ₹ 10,055.2 crore, an increase of 22.8% over the quarter ended March 31, 2021.

Balance Sheet: As of March 31, 2022

Total balance sheet size as of March 31, 2022 was ₹ 2,068,535 crore as against ₹ 1,746,871 crore as of March 31, 2021, a growth of 18.4%.

Total deposits as of March 31, 2022 were ₹ 1,559,217 crore, an increase of 16.8% over March 31, 2021. CASA deposits grew by 22.0% with savings account deposits at ₹ 511,739 crore and current account deposits at ₹ 239,311 crore. Time deposits were at ₹ 808,168 crore, an increase of 12.3% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 48.2% of total deposits as of March 31, 2022.

Total advances as of March 31, 2022 were ₹ 1,368,821 crore, an increase of 20.8% over March 31, 2021. Retail loans grew by 15.2%, commercial and rural banking loans grew by 30.4% and corporate and other wholesale loans grew by 17.4%. Overseas advances constituted 3.1% of total advances.

Profit & Loss Account: Year ended March 31, 2022

For the year ended March 31, 2022, the Bank earned a total income of ₹ 157,263.0 crore as against ₹ 146,063.1 crore for the year ended March 31, 2021. Net revenues (net interest income plus other income) for the year ended March 31, 2022 were ₹ 101,519.5 crore, as against ₹ 90,084.5 crore for the year ended March 31, 2021. Net profit for the year ended March 31, 2022 was ₹ 36,961.3 crore, up 18.8% over the year ended March 31, 2021.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.9% as on March 31, 2022 (18.8% as on March 31, 2021) as against a regulatory requirement of 11.7% which includes Capital Conservation Buffer of 2.5%, and an additional requirement of 0.2% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.9% as of March 31, 2022 compared to 17.6% as of March 31, 2021. Common Equity Tier 1 Capital ratio was at 16.7% as of March 31, 2022. Risk-weighted Assets were at ₹ 1,353,511 crore (as against ₹ 1,131,144 crore as at March 31, 2021).

NETWORK

As of March 31, 2022, the Bank’s distribution network was at 6,342 branches and 18,130 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 3,188 cities / towns as against 5,608 branches and 16,087 ATMs / CDMs across 2,902 cities / towns as of March 31, 2021. 50% of our branches are in semi-urban and rural areas. In addition, we have 15,341 business correspondents, which are primarily manned by Common Service Centres (CSC). Number of employees were at 141,579 as of March 31, 2022 (as against 120,093 as of March 31, 2021).

ASSET QUALITY

Gross non-performing assets were at 1.17% of gross advances as on March 31, 2022, as against 1.26% as on December 31, 2021 and 1.32% as on March 31, 2021. Net non-performing assets were at 0.32% of net advances as on March 31, 2022.

The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 9,685 crore as on March 31, 2022. Total provisions (comprising specific, floating, contingent and general provisions) were 182% of the gross non-performing loans as on March 31, 2022.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Ind-AS.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on March 31, 2022, the Bank held 96.0% stake in HSL. For the quarter ended March 31, 2022, HSL’s total income grew by 16% to ₹ 509.7 crore, as against ₹ 440.7 crore for the quarter ended March 31, 2021. Profit after tax for the quarter was at ₹ 235.6 crore, as against ₹ 244.5 crore for the quarter ended March 31, 2021.

For the year ended March 31, 2022, HSL’s total income grew by 42.2% to ₹ 1,990.3 crore. Net profit for the year was ₹ 984.3 crore, a growth of 40.0% over ₹ 703.2 crore in the previous year.

As on March 31, 2022, HSL had 216 branches across 147 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on March 31, 2022, the Bank held 95.0% stake in HDBFSL.

For the quarter ended March 31, 2022, HDBFSL’s net revenue was at ₹ 2,141.4 crore as against ₹ 1,985.3 crore for the quarter ended March 31, 2021, a growth of 7.9%. Profit after tax for the quarter ended March 31, 2022 was ₹ 427.1 crore compared to ₹ 511.8 crore for the quarter ended March 31, 2021 and a profit after tax of ₹ 304.1 crore for the quarter ended December 31, 2021.

For the year ended March 31, 2022, HDBFSL’s net revenue grew by 13.0% to ₹ 7,980.8 crore (as against ₹ 7,061.8 crore in the previous year). Profit after tax for the year ended March 31, 2022 was ₹ 1,011.4 crore compared to ₹ 391.5 crore in the previous year, a growth of 158.4%.

The total loan book was ₹ 61,326 crore as on March 31, 2022. Stage 3 loans were at 4.99% of gross loans. As on March 31, 2022, total CAR was at 20.2% with Tier-I CAR at 15.2% and Liquidity coverage ratio at 102%.

As on March 31, 2022, HDBFSL had 1,374 branches across 989 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended March 31, 2022 was ₹ 10,443 crore, up 23.8%, over the quarter ended March 31, 2021. Consolidated advances grew by 19.9% from ₹ 1,185,284 crore as on March 31, 2021 to ₹ 1,420,942 crore as on March 31, 2022.

The consolidated net profit for the year ended March 31, 2022 was ₹ 38,053 crore, up 19.5%, over the year ended March 31, 2021.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

ajit.shetty@hdfcbank.com